SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 16, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 16 April 2008
Media release
Board of Directors of UBS AG determines exchange ratio for stock dividend
Zurich/Basel, 16 April 2008 — The Board of Directors of UBS AG has determined an exchange ratio of 20:1 for the stock dividend. Every registered share of UBS AG will be allocated one tradable entitlement. Twenty entitlements will enable the holder to acquire one new registered share of UBS AG for free.
Based on the decision made by the Extraordinary General Meeting on 27 February 2008 to create authorized capital for the distribution of a stock dividend, the Board of Directors of UBS AG has determined the exchange ratio for the stock dividend at 20:1. Every registered share of UBS AG with a nominal value of CHF 0.10 will be allocated one tradable entitlement. Twenty entitlements give the holder the right to receive one new share of UBS AG with a nominal value of CHF 0.10 for free.
Every shareholder holding shares of UBS AG on 25 April 2008 after close of business will receive one tradable entitlement for each share held. The entitlements are expected to be traded on SWX Europe from 28 April 2008 up to and including 9 May 2008. Entitlements held after the entitlement trading period will be automatically exchanged into new shares on or around 15 May 2008 at the ratio of 20:1. The first trading day of the new shares created as a result of the stock dividend is expected to be 19 May 2008.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and corporate banking.

Media Relations 16 April 2008 page 2 of 2
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 17% in the rest of Europe and 12% in Asia Pacific. UBS’s financial businesses employ more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).
The issuer may file a registration statement (including a prospectus) with the SEC for an offering of any of the securities described herein. Before you invest in any such securities, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and such offering. You may get these documents, once filed, for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling +41-44-236 6770 or, if you are calling from the United States, by calling tollfree +1-866-541-9689. Our investor relations department would be happy to address any questions you may have. You may reach them at +41-44-235 41 00 or, if you are calling from the United States, at +1-212-882 5734.
This invitation and all documents referred to herein are not a public offering of any securities that may be described in this invitation or any of the documents referred to herein in any member state of the European Union, in the United States or in any other jurisdiction.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; and 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: April 16, 2008